UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )


WaferGen Bio-systems, Inc.

(Name of Issuer)

Common Stock, Par Value $.001
(Title of Class of Securities)

93041P308
 (CUSIP Number)


December 31, 2014
(Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   93041P308

(1)	Names of Reporting Persons.  I.R.S. Identification Nos. of
Above Persons (entities only):
	Austin W. Marxe, David M. Greenhouse, Adam Stettner
(2)	Check the Appropriate Box if a Member of a Group (See
Instructions)	(a)___
		(b)___
(3)	SEC Use Only
(4)	Citizenship or Place of Organization:  Delaware, United States
Number of Shares Beneficially
Owned by Each Reporting Person
With
(5) Sole Voting Power:    0**

(6) Shared Voting Power:	 0**

(7) Sole Dispositive Power:
0**


(8) Shared Dispositive Power: 0**
(9)	Aggregate Amount Beneficially Owned by Each Reporting
Person:  0**
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions):
(11)	Percent of Class Represented by Amount in Row (9): 0.0%**
(12)	Type of Reporting Person (See Instructions):  IA

** This is a joint filing by Austin W. Marxe (?Marxe?), David M. Greenhouse (?Greenhouse?) and Adam C. Stettner (?Stettner?). Special Situations Cayman Fund, L.P. (?CAYMAN?), Special Situations Fund III QP, L.P. (?SSFQP?), Special Situations Private Equity Fund, L.P. (?SSPE?) and Special Situations Life Sciences Fund, L.P. (?SSLS? and together with CAYMAN, SSFQP and SSPE the ?Funds?) hold shares of Common Stock and Warrants of the Issuer. AWM Investment Company, Inc. (?AWM?), the investment adviser to the Funds, holds the power to vote and the power to dispose of the Shares held by each of the Funds. While the Shares held by each of the Funds were previously reported by Marxe, Greenhouse and Stettner, owners of AWM, on Schedule 13D, reference should be made to AWM (CIK #0001535264) for any future filings with the Securities and Exchange Commission relating to the Shares held by each of the Funds. See Items 2 and 4 of this Schedule for additional information.


Item 1.	Security and Issuer.
	This schedule related to the Common Stock of WaferGen Bio-systems, Inc. (the ?Issuer?). The Issuer?s principal executive officers are located at 7400 Paseo Padre Parkway, Fremont, CA 94555.

Item 2.	Identity and Background.
	The persons filing this report are Austin W. Marxe (?Marxe?), David M. Greenhouse (?Greenhouse?) and Adam C. Stettner (?Stettner?), who are members of (i) SSCayman, LLC, a Delaware limited liability company, the general partner of Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (?CAYMAN?), (ii) MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of Special Situations Fund III QP L.P., a Delaware limited partnership (?SSFQP?), (iii) MG Advisers, L.L.C., a New York limited liability company, the general partner of Special Situations Private Equity Fund, L.P., a Delaware limited partnership (?SSPE?) and (iv)
LS Advisers, L.L.C., a New York limited liability company, the general partner of Special Situations Life Sciences Fund, L.P., a Delaware limited partnership (?SSLS? and together with CAYMAN, SSFQP and SSPE the ?Funds?). Marxe, Greenhouse and Stettner are also controlling principals of AWM Investment Company, Inc., a Delaware corporation (?AWM?), and the investment adviser to the Funds. The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York NY 10022.


Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.

		This is a joint filing by Austin W. Marxe (?Marxe?), David
M. Greenhouse (?Greenhouse?) and Adam C. Stettner (?Stettner?). Special Situations Cayman Fund, L.P. (?CAYMAN?), Special Situations Fund III QP, L.P. (?SSFQP?), Special Situations Private Equity Fund, L.P. (?SSPE?) and Special Situations Life Sciences Fund, L.P. (SSLS? and together with CAYMAN, SSFQP and SSPE the ?Funds?) hold shares of Common Stock and Warrants of the Issuer. AWM Investment Company, Inc. (?AWM?), the investment adviser to the Funds, holds the power to vote and the power to dispose of the Shares held by each of the Funds. While the Shares held by each of the Funds were previously reported by Marxe, Greenhouse and Stettner, owners of AWM, on Schedule 13D, reference should be made to AWM (CIK #0001535264) for any future filings with the Securities and Exchange Commission relating to the Shares held by each of the Funds.


No transactions occurred within the last sixty days.



Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe, Greenhouse or Stettner and any other individual or entity.


Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 20, 2015





	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse



/s/ Adam C. Stettner
	Adam C. Stettner









Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)





JOINT FILING AGREEMENT


	Austin W. Marxe, David M. Greenhouse and Adam C. Stettner hereby agree that the Schedule 13D, and any amendment thereto, to which this agreement is attached is filed on behalf of each of them.






	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse



	/s/ Adam C. Stettner
	Adam C. Stettner



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